SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

This amendment is being filed solely by the MGG Holdings Entities and C/R Entities (as defined herein).

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Lonny E. Townsend

MGG Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(877) 934-6571

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 55907R108	13D	Page 2 of 16 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds SC/OO (Exchange of units by subject company)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 16 Pages

1	Name of Reporting Person MGG MIDSTREAM HOLDINGS GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 4 of 16 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 5 of 16 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 6 of 16 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 593,668
8 Shared Voting Power 0
9 Sole Dispositive Power 593,668
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 593,668
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 7 of 16 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 593,668
9 Sole Dispositive Power 0
10 Shared Dispositive Power 593,668

11	Aggregate Amount Beneficially Owned by each Reporting Person 593,668
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 8 of 16 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 593,668
9 Sole Dispositive Power 0
10 Shared Dispositive Power 593,668

11	Aggregate Amount Beneficially Owned by each Reporting Person 593,668
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person IA, OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 9 of 16 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 593,668
9 Sole Dispositive Power 0
10 Shared Dispositive Power 593,668

11	Aggregate Amount Beneficially Owned by each Reporting Person 593,668
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 55907R108	13D	Page 10 of 16 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 593,668
9 Sole Dispositive Power 0
10 Shared Dispositive Power 593,668

11	Aggregate Amount Beneficially Owned by each Reporting Person 593,668
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.95%
14	Type of Reporting Person OO (Limited Liability Company)

This Amendment No. 4 relates to the Schedule 13D originally filed with respect to the common units of Magellan Midstream Holdings, L.P. originally filed with the Securities and Exchange Commission on February 28, 2006, as amended by Amendment No. 1 filed on July 25, 2007, Amendment No. 2 filed on December 3, 2007, and Amendment No.3 filed on April 30, 2008 (as so amended, the “Schedule 13D”). The original schedule and Amendments No. 1 through 3 were filed jointly by the MGG Holdings Entities, the C/R Entities and the MDP Entities (as such terms are defined in the MGG Schedule 13D). In connection with the distribution of all of the common units reported in the Schedule 13D by MGG Midstream Holdings, L.P. to its members, the MDP Entities have determined to report their beneficial ownership information separately and have filed an amendment to the Schedule 13D. The Reporting Persons (as such term is defined in this Amendment No. 4) are filing this Amendment No. 4 to amend the information contained in the Schedule 13D as it relates to them, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the MDP Entities.

The text of the Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The beneficial ownership reported in this Schedule 13D assumes that at December 4, 2008 there were 62,646,551 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

	(i)	MGG Midstream Holdings, L.P., a Delaware limited partnership (“MGG Holdings”);

(Page 11 of 16 Pages)

(ii)	MGG Midstream Holdings GP, LLC, a Delaware limited liability company (the “MGG Holdings GP,” and collectively with MGG Holdings, the “MGG Holdings Entities”);

(iii)	Carlyle/Riverstone MLP Holdings, L.P., a Delaware limited partnership (“C/R MLP”);

(iv)	Carlyle/Riverstone Energy Partners II, L.P., a Delaware limited partnership (“C/R EP”);

(v)	C/R Energy GP II, LLC, a Delaware limited liability company (“C/R GP”);

(vi)	Riverstone Holdings LLC, a Delaware limited liability company (“Riverstone”);

(vii)	Carlyle Investment Management L.L.C., a Delaware limited liability company (“CIM”);

(viii)	TC Group, L.L.C., a Delaware limited liability company (“TC Group”); and

(ix)	TCG Holdings, L.L.C., a Delaware limited liability company (“TCG Holdings,” and collectively with C/R MLP, C/R EP, C/R GP, Riverstone, CIM, and TC Group, the “C/R Entities”).

All of the MGG Holdings Entities and C/R Entities are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of December 18, 2008, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A to Amendment No. 3 to this Schedule 13D, filed on April 30, 2008, which is incorporated herein by reference, except for the information regarding the MDP Entities who are no longer Reporting Persons on this Schedule.

(Page 12 of 16 Pages)

(b)	(i)	The address of the principal business office of each of MGG Holdings Entities is as follows:

c/o MGG Midstream Holdings, L.P. One Williams Center Tulsa, Oklahoma 74172

	(ii)	The address of the principal business office of Riverstone is as follows:

712 Fifth Avenue, 51st Floor New York, NY 10019

	(iii)	The address of the principal business office of each of the C/R Entities, with the exception of Riverstone, is as follows:

c/o The Carlyle Group 1001 Pennsylvania Avenue, N.W. Suite 220 South Washington, D.C. 20004-2505

(c)	(i)	MGG Holdings was formed to hold Common Units and the general partner of the Issuer. The Common Units were distributed to the owners of MGG Holdings and the general partner was contributed to the Issuer, each as described elsewhere in this schedule. MGG Holdings GP was formed to be the general partner of MGG Holdings.

	(ii)	Each of the C/R Entities other than CIM is a private equity investment fund or an affiliate thereof. C/R MLP was formed to be a managing member of MGG Holdings GP and a limited partner of MGG Holdings. C/R EP’s principal business is serving as the general partner of private equity investment funds. C/R GP’s principal business is serving as the general partner of C/R EP. Riverstone is a member of C/R GP. CIM is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Riverstone and CIM each act as investment advisors to C/R GP with authority and responsibility to direct the investment of certain assets. TC Group is the sole managing member of CIM. TCG Holdings is the sole managing member of TC Group.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

MGG Holdings entered into the Acquisition for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(Page 13 of 16 Pages)

(a) C/R EP, C/R GP, Riverstone, CIM, TC Group and TCG Holdings intend to sell certain Common Units owned by C/R MLP Corp and on behalf of certain other interest holders of the C/R Entities, and intend to distribute the remaining Common Units to the remaining interest holders. The timing and amount of the sales of Common Units will be subject to market conditions, compliance with applicable legal requirements and such other factors as C/R EP, C/R GP, Riverstone, CIM, TC Group and TCG Holdings may deem relevant.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)-(b)	(i)	Neither MGG Holdings nor MGG Holdings GP has beneficial ownership of any Common Units.

	(ii)	C/R MLP does not have beneficial ownership of any Units.

	(iii)	C/R EP does not have beneficial ownership of any Units.

	(iv)	C/R GP does not directly own any Units. By virtue of controlling C/R MLP Corp., C/R GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by C/R MLP Corp., representing an aggregate 593,668 Common Units (0.95%), until such time as those Common Units are sold.

(Page 14 of 16 Pages)

	(v)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess sole voting and dispositive powers with respect to those Units held by C/R MLP Corp., representing an aggregate 593,668 Common Units (0.95%), until such time as those Common Units are sold.

	(vi)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by C/R MLP Corp., representing an aggregate 593,668 Common Units (0.95%), until such time as those Common Units are sold.

	(vii)	TC Group does not directly own any Units. By virtue of being the managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by C/R MLP Corp., representing an aggregate 593,668 Common Units (0.95%), until such time as those Common Units are sold.

	(viii)	TCG Holdings does not directly own any Units. By virtue of being the managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to held by C/R MLP Corp., representing an aggregate 593,668 Common Units (0.95%), until such time as those Common Units are sold.

(c)	On December 4, 2008, the MGG Holdings Entities distributed 8,841,193 Common Units to their partners and members. Immediately prior to such distribution, MGG Holdings contributed all of the issued and outstanding limited liability company interests in the general partner of the Issuer to the Issuer in exchange for $114,930.34 in cash. Thereafter, on December 4, 2008 C/R MLP distributed all of the Common Units it received from the MGG Holdings Entities to its general partner and limited partners, and on December 18, 2008, except as described in paragraph (a) above with respect to the sale of certain Common Units owned by C/R MLP Corp and certain other interest holders of the C/R Entities, all other entities controlled by C/R EP, C/R GP, Riverstone, CIM, TC Group and TCG Holdings distributed the Common Units they received from C/R MLP to their respective owners, partners or members. By virtue of the distribution by the MGG Holdings Entities, the MGG Holdings Entities are no longer members of a “group” for purposes of Section 13(d) of the Exchange Act with the C/R Entities or the MDP Entities.

(d)	None.

(Page 15 of 16 Pages)

(e)	As a result of the distributions described in Item 5(c) above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Issuer Partnership Agreement

The Issuer Partnership Agreement contains various provisions with respect to the Common Units governing, among other matters, voting, distributions, transfers and allocations of profits and losses to the partners.

Irrevocable Proxy

On December 1, 2008, C/R MLP entered into an irrevocable proxy pursuant to which it appointed the general partner of the Issuer and each member of the board of directors of such general partner as C/R MLP’s attorney-in-fact to act as proxy with respect to the Common Units acquired by C/R MLP in the distribution referred to in Item 5(c) above. Pursuant to the proxy, at any meeting or vote of the limited partners of the Issuer, the Issuer’s general partner will, in exercising the voting rights, vote such Common Units in the same ratios as the votes of other limited partners. The irrevocable proxy is binding upon C/R MLP and each of its successors and assigns that are controlled by Riverstone or TC Group.

Item 7.	Material to be filed as Exhibits.

Exhibit A —	Amended and Restated Joint Filing Agreement.

Exhibit B —	Irrevocable Proxy

(Page 16 of 16 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 18, 2008

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyse, Jr.
	Name:	Pierre F. Lapeyse, Jr.
	Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyse, Jr.
	Name:	Pierre F. Lapeyse, Jr.
	Title:	Authorized Person

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyse, Jr.
	Name:	Pierre F. Lapeyse, Jr.
	Title:	Authorized Person

RIVERSTONE HOLDINGS, LLC

	By:	Pierre F. Lapeyse, Jr.
	Name:	Pierre F. Lapeyse, Jr.
	Title:	Authorized Person

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C. Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

EXHIBIT A

AMENDED AND RESTATED AGREEMENT

REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but None. of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 18, 2008

[Signature Pages Follow]

JOINT FILING AGREEMENT	1

MGG MIDSTREAM HOLDINGS, L.P.

By:	MGG Midstream Holdings GP, LLC Its: General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

MGG MIDSTREAM HOLDINGS GP, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Vice President, Chief Financial Officer and Treasurer

JOINT FILING AGREEMENT	2

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Managing Director

JOINT FILING AGREEMENT	3

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its: Managing Member

	By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its: Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

JOINT FILING AGREEMENT	4

Exhibit B

IRREVOCABLE PROXY

December 1, 2008

KNOW ALL BY THESE PRESENTS that the undersigned, Carlyle/Riverstone MLP Holdings, L.P. (“MLP Holdings”), does hereby make, constitute and appoint Magellan Midstream Holdings GP, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Partnership”), and each member of the Board of Directors of the General Partner (the “Board of Directors”), its true and lawful attorneys-in fact, for and on behalf of it and in its name, place and stead, to act as its true and lawful proxy in respect of all of the common units representing limited partner interests in the Partnership that MLP Holdings is acquiring in a distribution from MGG Midstream Holdings, L.P., a Delaware limited partnership (the “Common Units”), hereby ratifying and confirming all that its said attorneys-in-fact shall do or cause to be done by virtue hereof. Capitalized terms used but not defined herein shall have the meaning set forth in that certain Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended (the “Partnership Agreement”).

NOW, THEREFORE, MLP Holdings, intending to be legally bound, hereby declares and agrees as follows:

1. Grant of Proxy. MLP Holdings hereby revokes any prior proxies and appoints the Board of Directors of the General Partner, with full power of substitution, appointment and revocation, (i) to vote its Common Units at any meeting of the Limited Partners of the Partnership (including any postponement or adjournment thereof) and for any matter that the General Partner shall submit to a vote of the Limited Partners and (ii) to represent and otherwise act as MLP Holdings could act, in the same manner and with the same effect as if MLP Holdings were present, at any annual, special or other meeting of the Limited Partners, and any adjournment thereof (each, a “Meeting”), or pursuant to any written consent in lieu of any Meeting or otherwise, pursuant to the Partnership Agreement (as amended or supplemented to and in effect from time to time). The General Partner shall, in exercising voting rights in respect of the Common Units, cast the votes in the same ratios as the votes of the other Limited Partners are cast, either for, against or abstaining as to the matter.

2. Appointment of Officer. In connection with casting votes with respect to the Common Units as contemplated by, and in accordance with, this Proxy, the Board of Directors may appoint an officer of the General Partner for the purpose of casting such votes on behalf of the Board of Directors at any Meeting.

3. Representations and Warranties. MLP Holdings represents, warrants and acknowledges that it has full power and authority to execute this Proxy, and that this Proxy is binding and enforceable against MLP Holdings in accordance with its terms.

4. Irrevocable Proxy Coupled With an Interest. MLP HOLDINGS AGREES AND ACKNOWLEDGES THAT THE PROXY GRANTED IN PARAGRAPH 1 HEREOF IS IRREVOCABLE. MLP HOLDINGS FURTHER AGREES THAT IT WILL NOT GRANT ANY PROXY OR PROXIES INCONSISTENT WITH THIS PROXY. MLP

HOLDINGS AGREES THAT THE PROXY AND ALL OTHER POWER AND AUTHORITY INTENDED TO BE CONFERRED HEREBY IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER AND, EXCEPT AS PROVIDED IN PARAGRAPH 6 BELOW, SHALL NOT BE TERMINATED BY ANY ACT OF MLP HOLDINGS, BY LACK OF APPROPRIATE POWER OR AUTHORITY OR BY THE OCCURRENCE OF ANY OTHER EVENT OR EVENTS.

5. Further Assurances. MLP Holdings hereby agrees to provide any additional information to the Board of Directors and to take any further action, including executing and delivering any additional documents, reasonably requested by the Board of Directors that the Board of Directors may determine from time to time is necessary or appropriate to carry out the purpose and intent of this Proxy.

6. Termination. The provisions of this Proxy shall apply to each Common Unit for as long as such Common Unit is held and owned by MLP Holdings or its Affiliated Successors (as defined in Paragraph 7) below and shall terminate at such time as MLP Holdings and its Affiliated Successors shall have fully and completely distributed or otherwise disposed of such Common Units. MLP Holdings shall notify the General Partner upon any distribution or otherwise disposition of any of the Common Units to persons or entities that are not Affiliated Successors.

7. Affiliated Successors. The provisions of this Proxy shall be binding upon each successor or assign (directly or indirectly) of MLP Holdings that is controlled by Riverstone Holdings, LLC or TC Group, L.L.C. (each such successor or assign, an “Affiliated Successor”). MLP Holdings shall notify each of its Affiliated Successor (and each Affiliated Successor shall notify any subsequent Affiliated Successors) of the existence of this Proxy and that such Affiliated Successor is bound to the provisions hereof.

8. Choice of Law. The terms and provisions of this Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

IN WITNESS WHEREOF, the undersigned has executed this Proxy on the date set forth above.

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its: General Partner

	By:	C/R Energy GP II, LLC
Its: General Partner

	By:	/s/
Name:
	Title:	Authorized Person

Signature Page to Irrevocable Proxy